Sit Investment Associates

CELEBRATING 40 YEARS

GLOBAL INVESTMENT OUTLOOK AND STRATEGY

- **Stocks Discount Weaker Backdrop; Valuations Increasingly Attractive**
- **U.S. Downturn Likely Shallower & Less Destructive Than 2001 or 2007**
- **Euro Area Energy Crisis Looms as Russia Throttles Natural Gas Exports**
- **Fed Likely to Stay on Tightening Path Despite Signs Inflation Peaking**
- **Equity Market Dislocations Providing Opportunities for Stock Pickers**

Investors Braced for Corporate Earnings Cuts, but Much Already Priced Into Stocks

① A U.S. Recession is Now Investor Consensus

Evercore ISI Investor Survey
What are the odds of a U.S. recession starting in the next 18 months?

DB Research Investor Survey
When do you think the next US recession will occur?



② The S&P 500 Discounts a Mild Downturn

S&P 500 Index Bear* Markets: Mild or No Recession
Performance Twelve Months After Peak



* Includes S&P 500 Index declines of 17% or more

③ EPS Estimates Lagging Cuts to GDP Growth

U.S. Real GDP Growth vs S&P 500 Bottom-Up EPS Growth Consensus Forecast



- 2022E GDP, RHS
- 2023E GDP, RHS
- 2022E EPS, LHS
- 2023E EPS, LHS

④ PE Multiples Broadly Reflect Earnings Risk

NTM PE Multiples, by GICS Sector
S&P 500 Index   ☐ 6/30/22 ▬ 12/31/21



Sources: FactSet, Bloomberg, Evercore ISI, Deutsche Bank, 7/6/22

Opportunities Emerging as Valuations Collapse

We believe stocks largely discount a mild downturn or stagflation scenario but expect markets to stay volatile. Catalysts for stock upside include earnings cuts that are less severe than feared, easing inflation/a less hawkish Fed, and signs China's stimulus is backstopping global growth. Downside risks include persistent inflation, a policy error, Covid-19 flareups, or a geopolitical crisis. Nevertheless, equity market dislocations are providing attractive opportunities for stock picking.

The S&P 500 Index posted its worst first-half loss since 1970 and worst six-month loss since 2009, down -20.0 percent year to date, through June 30. Despite the +7.3 percent rise in forecasted next-twelve-month earnings, the S&P 500's forward price-to-earnings (PE) multiple contracted with the climb in the 10-year Treasury yield and is now back to its 20-year mean of 15.7 times. The large year-to-date shift in bond yields hit long-duration and other rate-sensitive equities especially hard. As a result, tech-heavy (and energy-light) growth indices incurred steeper losses than core or value counterparts.

The S&P 500 PE Fell as the Treasury Yield Rose


24x
22x
20x
18x
16x
14x
S&P 500 NTM PE, LHS
10Y Treasury Yld., RHS
-1.5%
-1.0%
-0.5%
0.0%
0.5%
1.0%
1.5%
NTM PE = next twelve month price-to-earnings multiple
20-Yr Avg. NTM PE
Inverted Scale⟶
2017
2018
2019
2020
2021
2022

PE Contraction Drove First Half Price Declines


75%
50%
25%
0%
-25%
-50%
Price Chg Driven by NTM EPS
Price Chg Driven by NTM P/E
YTD Price Change
Energy
Utilities
Staples
Hlth. Care
Industrials
Materials
Financials
S&P 500
Real Estate
Info. Tech.
Telecom
Cons. Dis.

Source: FactSet, 6/30/22

The "there-is-no-alternative" effect and favorable fund flows likely softened the first-half blow to U.S. stocks. Over $118 billion flowed into U.S. equity mutual funds and ETFs in the first half of 2022, as investors rotated out of global fixed income and European equities. The enormous amount of liquidity injected into the global financial system to counter the pandemic's impact has benefited stocks, with a cumulative $1.5 trillion flowing into equity mutual funds and ETFs worldwide over the past 30 months. However, the Fed is now withdrawing liquidity via asset sales, and we expect investors to shift some funds back to fixed income as rates stabilize. Still, absent a collapse in confidence, equity outflows during risk-off episodes seldom exceed 2 to 3 percent of AUM.

U.S. Equity Fund Flows Remain Resilient

U.S. Equity & Fixed Income Mutual Fund & ETF Flows
$ Billions, Cumulative


150
50
-50
-150
-250
U.S. Equity
U.S. Fixed Income
Jan
Feb
Mar
Apr
May
Jun
Jul

Source: EPFR, Investment Company Institute, 6/30/22

Per a June 24 Evercore ISI investor poll, 70 percent of respondents think a U.S. recession will start within 18 months, up from 55 percent in May. At the same time, while investor confidence has receded appreciably from 2021's record euphoria, it is well above levels observed in prior recessions. For instance, Citi's Panic-Euphoria model infers investors are neutral, and the State Street Investor Confidence Index is near its ten-year average. Moreover, the recent rise in the Westpac Risk Aversion Index falls far short of its peaks in 2008 and 2020. Yet, the forthcoming corporate earnings reports could test (or bolster) investor confidence and offer vital clues on a possible bottom in stock prices.

While equity valuations appear increasingly attractive, downward earnings revisions are likely on the horizon. On average, S&P 500 Index earnings slump about nine percent in mild recessions. However, based on bottom-up estimates, consensus currently infers +10.3 percent growth in 2022 and +9.6 percent in 2023. Still, sizable upward revisions in energy have masked cuts in other sectors, notably consumer discretionary. Moreover, in June, the S&P 500's earnings revision ratio sank below 1.0 for the first time in two years. Likewise, we expect the number of firms reporting positive surprises to ebb in the coming quarters. Record profit margins are also at risk as the stimulus-led demand surge and newfound pricing power continue to unwind. Yet, PE contraction may reverse if earnings are not as bad as feared and as investors anticipate a fall in the 10-year Treasury yield.

The Federal Reserve has aggressively raised its forecast for the fed funds rate and is currently indicating a peak rate of +3.8 percent in 2023. Given still-high inflation, markets discount rate hikes of 75 and 50 basis points in July and September, respectively, bringing the target range to +2.75 to +3.00 percent. However, we do not believe the Federal Reserve will be able to raise the fed funds rate to above +3.0 percent, as the U.S. economy is slowing faster than expected. In fact, fed fund futures suggest the central bank will reverse course and start to cut rates by mid-2023. As a result, we anticipate the 10-year Treasury yield could be range-bound for the next quarter or two and then decline, likely by 50 basis points or more over the following two to four quarters.

As shown in the table below, stocks historically bottom in anticipation of 1) Federal Reserve easing and/or 2) a trough in the ISM manufacturing PMI. However, at this point, it would likely take a litany of proof showing inflationary pressures have abated or a broad economic downturn to trigger a Fed policy about-face. Financial markets are beginning to discount that at least one of these catalysts will be in place by early-to-mid 2023. Therefore, we believe many investors will soon start to position for a reacceleration in economic growth.

Major S&P 500 Drawdowns Since 1950

S&P 500 Peak	Trough	Draw down	Recession?	Source	ISM trough +/-3m?	Fed easing +/-3m?
8/56	10/57	21.6%	✓	Monetary	✓	✓
12/61	6/62	28.0%	✗	Unclear	✓	✗
2/66	10/66	22.2%	✗	Monetary	✗	✓
11/68	5/70	36.1%	✓	Monetary	✗	✓
1/73	10/74	48.2%	✓	Monetary/Oil	✓	✓
9/76	3/78	19.4%	✗	Unclear	✓	✗
2/80	3/80	17.1%	✓	Monetary/Oil	✓	✓
11/80	8/82	27.1%	✓	Monetary	✓	✗
8/87	12/87	33.5%	✗	Financial Panic	✓	✓
7/90	10/90	19.9%	✓	Monetary/Oil	✓	✓
7/98	8/98	19.3%	✗	Financial Panic	✗	✓
3/00	10/02	49.1%	✓	Deleveraging	✓	✗
10/07	3/09	56.8%	✓	Deleveraging	✓	✗
4/10	7/10	16.0%	✗	Growth/Fiscal	✓	✗
4/11	10/11	19.4%	✗	Fiscal	✓	✗
9/18	12/18	19.8%	✗	Monetary	✗	✓
2/20	3/20	33.9%	✓	Pandemic	✓	✓

Source: Goldman Sachs, 6/14/22

Looking to technical indicators for signals of an equity market bottom shows that the S&P 500 is approaching oversold levels based on the 14-week Relative Strength Index. Moreover, 69 percent of S&P 500 constituents are down at least -20 percent from their 52-week highs. On average, the stocks are -28 percent off their highs versus -33 percent in 2020. Although downside risks remain, equities already reflect a lot of negative news.



RSI Indicates S&P 500 Nearing Oversold Levels

Source: FactSet, 6/30/22

The so-called "recency bias" refers to a cognitive bias or tendency to emphasize recent events or experiences too much. As a result, some investors may fear a repeat of 2001 or 2007 when the concept of recession comes to mind. However, a possible inflation-driven recession should prove shallower and much less destructive than the deleveraging-driven downturns of 2001 and 2007. Household and corporate balance sheets are currently strong, consumers have sizable excess savings, and no significant financial imbalances exist. In addition, the banking system is in healthy condition – underwriting has been conservative, and capital positions are robust due, in part, to regulation. Even if the economy enters recession, we believe it will prove mild and that equities largely discount this scenario.

As for equity strategy, we firmly believe buying opportunities are emerging in areas where valuation multiple compression has been excessive, including financials and technology. Realizing negative sentiment in these groups may continue until there is more clarity on the extent of the economic slowdown, portfolios also emphasize defense, health care, and dividend payors (regardless of the sector), as equity markets will likely stay volatile near-term. While the current backdrop calls for above-average diversification among sectors, we look for opportunities to increase sector "bets" as valuations and fundamentals dictate. In the meantime, our emphasis is on stock picking (as opposed to large sector bets) and identifying opportunities created by volatility amid very negative investor sentiment.

We believe a better period for active management has emerged after several challenging years. In addition to stock picking in volatile markets, we believe that identifying inflection points, either to the downside (i.e., managing risk) or upside (i.e., more aggressive positioning), will produce value-added results in the current backdrop.







U.S. Growth Slowed Sharply in June, But We Do Not Expect a 2001 or 2007 Repeat

Early reports show U.S. economic growth slowed sharply in June as domestic demand faltered under the strain of high inflation, rising interest rates, and elevated uncertainty. Manufacturing output also fell to its lowest level since 2020 due to the ongoing consumer shift to services, the knock-on effects of the war in Ukraine and Covid lockdowns in China, slowing global growth, and the negative impact of the stronger U.S. dollar on export demand. Moreover, the spike in mortgage rates has cooled demand for single-family homes, though selling prices remain near record highs. Still, marginally positive GDP growth based on earlier strength may let the U.S. dodge a technical recession in the second quarter, but not everyone agrees. Fifty-seven percent of adults surveyed believe the U.S. is currently in a recession, based on a July 4 The Economist/ YouGov poll. Google searches for the term "recession" have also surged, adding a possible self-fulfilling element to a downturn. Yet, the macro setting is not all doom and gloom: household and corporate balance sheets are healthy, pent-up demand remains unsatiated, consumers still have sizable excess savings, and labor market dynamics are favorable. A soft(ish) landing may call for a material falloff in inflation and a Fed pause. Regardless, an inflation-driven recession should prove shallower and less destructive than the debt-driven downturns of 2001 and 2007.

An Increasingly Hawkish Federal Reserve Risks Deepening Economic Slowdown

The Federal Reserve (Fed) has raised the fed funds rate by +150 basis points since mid-March and is now signaling a peak rate of about +3.8 in 2023. It has also begun to unwind its bloated balance sheet, adding another headwind to economic growth. Thankfully, inflation is showing signs of peaking, if not receding, as global demand slows and supply chains recover. The San Francisco Fed estimates supply factors explain half of the run-up in PCE inflation over the past year (Exhibit 1). Prevailing supply risks include China's zero-Covid policies, a West Coast port strike, and Russia's weaponization of energy exports. Nonetheless, the Fed can do little to affect supply by tightening – it can only dampen demand. Moreover, the Fed is lifting interest rates as the economy slows, considerably raising the risk of a policy mistake. Plus, earlier rate hikes by other central banks and the economy's self-correcting mechanisms are already performing much of the Fed's work. To boot, the Fed historically tends to overtighten, as it targets a lagging indicator (i.e., inflation) without knowing the full impact of rate hikes on the economy for 9 to 12 months. The Fed fears a prolonged period of stagflation, rightfully so, and will risk pushing the economy into recession to bring elevated inflation to heel. Be that as it may, fed fund futures now infer the Fed will reverse course and begin cutting interest rates by mid-2023 (Exhibit 2).

Energy Prices Vulnerable to Demand Destruction But Supply Constraints to Persist

Supply constraints have boosted energy prices, and with limited new supply visible, these may remain elevated for an extended period. Oil, in particular, faces an acute supply crunch. OPEC,

Exhibit 1: U.S. Core PCE Price Index

Contribution to Y/Y Percent

6%
5%
4%
3%
2%
1%
0%
-1%
Supply-Driven
Ambiguous
Demand-Driven
Fed's Target
4/20
5/20
6/20
7/20
8/20
9/20
10/20
11/20
12/20
1/21
2/21
3/21
4/21
5/21
6/21
7/21
8/21
9/21
10/21
11/21
12/21
1/22
2/22
3/22
4/22
5/22

Source: Federal Reserve Bank of San Francisco, 6/21/22

Exhibit 2: Fed Fund Futures Curve

4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
Dates of Prior FOMC Meetings
6/15/22
5/3/22
3/16/22
1/26/22
7/7/22
12/21
2/22
4/22
6/22
8/22
10/22
12/22
2/23
4/23
6/23
8/23
10/23
12/23

Source: CME Group, 7/7/22

4 Sit Investment Associates



long the global swing producer, appears to be nearing production limits. Cartel members have struggled to meet targets, placing doubt on its capabilities as it seeks to restore production to pre-pandemic levels. U.S. publicly-traded producers have also drastically curbed their appetite for capital investment after the widespread adoption of conservative cash generation-focused strategies. The bar is high to abandon this newfound discipline and, even if cleared, emerging supply chain constraints in the oil patch limit growth. Lastly, sanctions on Russia have crimped near-term oil flows but, vitally, may impair the long-run production capability of the world's third-largest supplier due to the loss of Western technology. Natural gas, too, is scarce as Europe's pivot from Russian supplies has absorbed available seaborne supplies. With multi-year build cycles for new supply, the market will remain tight. Of course, demand remains the critical risk, and a looming recession could ultimately dent prices. Still, with no quick fixes, supply constraints will again come to the forefront when the next expansion takes hold. As a result, energy prices may have shifted to a higher range due to persistent supply constraints.

China's Economy Likely Troughed in April; Growth Momentum Set to Improve

Economic activity in China improved modestly in May after a deep contraction in April when China's largest city, Shanghai, was in a full lockdown, and Covid-induced restrictions disrupted supply chains. High-frequency data imply a further recovery in June, thanks to the reopening of Shanghai at the start of the month. However, consumption and services lag the recovery in production. While rolling lockdowns may still happen under China's zero-Covid policy, we believe a repeat of a Shanghai-style lockdown (i.e., 25 million population locked down for over two months) is less likely given the government's faster response to Covid outbreaks. As year-to-date real GDP growth is way below the annual target, a policy easing cycle is firmly in place. Under a still-benign inflation environment, monetary policy has been accommodative, as seen in the May interest rate cut. Fiscal stimulus is also gathering pace, helping infrastructure spending and auto demand (Exhibit 3). With economic momentum still weak, confidence low, and global demand weakening, more robust policy support is warranted to move the economy closer to the growth target. In summary, the difficult yet improving Covid situation combined with more stimulus should lead to at least a modest growth rebound in the second half of 2022.

Euro Area Facing Possible Energy Crisis as Russia Weaponizes Natural Gas Exports

Recession risks are rising rapidly in the Euro Area as high energy costs spill into core inflation, consumers curb nonessential spending, export demand slows, and financial conditions tighten. Moreover, the change in money supply implies a second-half contraction in the manufacturing sector, leaving GDP growth reliant on services (Exhibit 4). Inflationary pressures exacerbated by the conflict in Ukraine and the depreciating euro will also force the European Central Bank to lessen monetary accommodation. As a result, financial markets (via overnight index swaps) currently discount an interest rate hike of about +25 basis points in July, followed by +50 basis points in September. However, energy is responsible for over half of the record-high headline CPI of +8.6 percent in June and is driven primarily by supply issues. There is a risk the region

Exhibit 3: China's Fiscal and Monetary Stimulus



A $5.3 Trillion Boost

Beijing is pumping more into the economy than 2021, but less than 2020

Source: People's Bank of China, Ministry of Finance, government work reports, Bloomberg estimates
Note: The budget spend for 2022 is a target figure.

Source: Bloomberg, 5/19/22

Exhibit 4: Euro Area Money Supply vs Mfg. PMI



Source: European Central Bank, S&P Global, 7/4/22



could face a full-blown energy crisis if Russia continues to weaponize its natural gas exports in retaliation for the sanctions imposed by the West and its military support to Ukraine. In June, Russia cut flows to Europe through the Nord Stream 1 pipeline to 40 percent of capacity, citing maintenance/turbine issues (Exhibit 5). However, Canada recently granted a sanction waiver to return a turbine repaired in Montreal to Russia, clearing a stumbling block to the resumption of natural gas deliveries through Nord Stream. Although Russia does not have the wherewithal to sustain a prolonged reduction in energy exports, further disruptions are likely. On a brighter note, fiscal measures are mitigating the impact of high energy prices, household balance sheets are healthy, the labor market is solid, and China's stimulus should help on the export front.

Japan's Growth Outlook Challenged; BoJ's Monetary Policy Dilemma Endures

We expect Japan's economy to expand a modest +1.5 percent in calendar 2022 as headwinds continue to build. Slowing global growth and ongoing supply chain snarls are crimping export growth while rising domestic prices are starting to sap consumers' purchasing power. Against this increasingly challenging backdrop, the Bank of Japan (BoJ) continues its accommodative stance by targeting a zero percent yield on 10-year government debt. Yet, the cost of sustaining this policy has grown sharply recently as financial speculation has forced the BoJ to boost bond purchases to defend its yield target (Exhibit 6). The BoJ stands apart as rising inflation has led central banks in other developed nations to tighten monetary policy. This divergence has put excessive downward pressure on the yen, particularly relative to the U.S. dollar. A weaker yen makes the BoJ's job more difficult as Japan's heavy reliance on imports of basic resources and food exacerbates inflationary pressures. For instance, while core CPI is now barely above zero, headline CPI was up +2.4 percent year over year in May on a +20 percent year-to-date rise in import prices. The BoJ seems intent on focusing on core CPI and maintaining an easing stance for the time being. Still, another sharp increase in import prices may force a policy rethink.

Emerging Market Headwinds Likely Peaking; Expect Better Outlook in 2023

Emerging market (EM) economies remain challenged by high inflation, climbing interest rates, and intensifying recession risks. According to Bloomberg consensus, EM inflation is projected to almost double to +5.7 percent in 2022 from +2.9 percent in 2021, driven primarily by rising food and energy prices. As a result, EM central banks are expected to hike policy rates in 2022 by +240 basis points to +6.18 percent to combat inflation, negatively affecting global economic growth. However, many EM central banks raised rates aggressively early on and now appear near the end of the policy tightening cycle. We expect EM GDP growth to slow to +3.7 percent versus +6.5 percent in 2021 as consumer demand for goods softens. Still, we are optimistic growth will recover by early 2023 as supply shocks lessen and inflation eases. Any recessions will likely be mild, as global developed markets' economies are healthier (better balance sheets, higher consumer savings, stronger labor market), and China's economy is recovering. More positively, global inflation appears to be peaking, as commodities such as oil and copper have pulled back -13 percent and -19 percent, respectively, from recent highs.

Exhibit 5: Russian Gas Flows via Nord Stream

Nord Stream Physical Flow of Natural Gas
Kilowatt-Hours Per Day, Millions



Source: Nord Stream, 7/7/22

Exhibit 6: Bank of Japan Govt. Bond Purchases

Monthly, Trillions of Yen



Source: Bank of Japan, 6/30/22

Sit Investment Associates

Global Macro: Other Notable Data Points

U.S. Manufacturing Orders Contracted in June

Manufacturing Purchasing Managers' Index
United States



Source: Institute of Supply Management, 7/1/22

Atlanta Fed's Model Infers a Technical Recession

U.S. Real GDP
Contribution to SAAR Q/Q% Change



Source: Bureau of Economic Analysis, Atlanta Fed, 7/7/22

Net Export & Inventory Swings Distorting GDP

Contribution to Q/Q Percent Change in Real GDP



Source: Bureau of Economic Analysis, 6/30/22

U.S. Consumers Now Tapping Excess Savings

Estimated U.S. Personal "Excess" Savings



Lower income quintiles have long exhausted any savings - 61% of U.S. consumers now living paycheck to paycheck versus 52% a year ago, per the LendingClub

Source: BEA, Sit Investment Associates, 6/30/22

U.S. Labor Market Conditions Remain Tight

Nonfarm Payrolls
Monthly Change, 000



Unemployment Rate (%)



Labor Participation Rate (%)



Source: Department of Labor, 7/8/22

Global Supply Chains Issues Improving

Number of Beige Book Mentions of "Shortage"



Source: Federal Reserve, Bloomberg, 6/2/22

Global Macro: Other Notable Data Points (Cont'd)

Mfg. PMIs: Europe Slowed; China's Rebounded

Manufacturing Purchasing Managers' Indices



Source: S&P Global, 7/1/22

Global Tightening Cycle Remains a Headwind

Global Central Bank Policy Rate Cycles
Number of Central Banks Tightening - Easing (35 Banks)



Source: Bank for International Settlements, 6/30/22

Broad FX Weakness Relative to U.S. Dollar

Change in Value vs U.S. Dollar
12/31/20 to 6/30/22



Source: FactSet, 6/30/22

Real GDP Growth Forecasts Revised Downward

Consensus Real GDP Growth Forecast
Y/Y%, Median



Source: FactSet, 6/30/22

Consumer Confidence May Be Bottoming Out

Consumer Confidence
Normal = 100, Seasonally-Adjusted



Source: OECD, 7/7/22

China's Stimulus Tends to Lead Global Mfg. PMI

China Credit Impulse* vs Global Manufacturing PMI



Source: Bloomberg, S&P Global, 7/6/22



The Fed Focuses on Inflation, Sacrifices Employment and Growth

On June 15, the Federal Reserve (Fed) raised the fed funds rate by 75 basis points to a target range of +1.50 to +1.75 percent. Investors expected an aggressive hike after the higher-than-forecasted month-over-month change in the May CPI of +1.0 percent. Reducing PCE inflation to +2.0 percent is the Fed's key focus, and Chair Powell acknowledged it would likely require about a one-half percent increase in the unemployment rate. Moreover, investor expectations for the fed funds rate have been changing more rapidly than usual. Fed comments and market sentiment indicate a slight bias for a 75 versus 50 basis point hike in July. Forecasts center around the fed funds rate peaking at +3.25 percent in March 2023 and declining to +2.75 percent in the fourth quarter. The Fed has also begun to reduce the size of its System Open Market Account (SOMA) portfolio, which has ballooned to $8.4 trillion from the pre-pandemic $3.8 trillion. The Fed is reducing its Treasury bond holdings by up to $30 billion and its MBS portfolio by as much as $18 billion per month, rising to $60 and $35 billion, respectively, in the fourth quarter of 2022. We forecast the Fed's policy will become less hawkish over the next two to four months as reports show slowing economic activity. We believe the Fed's planned SOMA runoff at an annual rate of $1.3 trillion will have a stronger upward force on interest rates than expected, resulting in the Fed easing the pace of the runoff.

Inflation and the Supply-Demand Gap Persist

Persistent and volatile inflation expectations drove large movements in the U.S. Treasury curve during the second quarter of 2022. For example, the CPI rose +1.2 percent month over month (+8.5 percent year over year) in March, dipped -0.3 percent (+8.3 percent) in April, and posted a substantial unexpected increase of +1.0 percent (+8.6 percent) in May. During the quarter, three to ten-year Treasury note yields rose by 50 to almost 70 basis points. Much of the increase occurred within two days after the May CPI release. Inflation is broad-based, with energy, food, and housing making notable contributions. We believe the supply-demand gap caused by a lack of production factors, notably labor, has been the primary driver of inflation. While the 3.6 percent unemployment rate is near historic lows, the labor participation rate, currently 62.3 percent, is 1.1 percentage points below its pre-pandemic level. The economy would have almost 3 million additional workers if labor participation were at pre-pandemic levels. The Fed's rate hikes will not address the supply-demand gap but will cause demand destruction, eventually bringing down inflation. Rate hikes will also reduce economic activity and will likely result in a recession.

Taxable Fixed Income Strategy

We view some of the recent upward movements in Treasury yields as overdone. Accordingly, we selectively moved the duration of portfolios higher and closer to their benchmarks, reducing our bet on rising interest rates. Consistent with our expectation of a weaker economy and lower corporate earnings, we also continue to reduce exposure to corporate securities. Moreover, we decreased our investments in floating-rate securities, which have benefitted portfolio results during the last few quarters of rising interest rates. Instead, we are buying taxable municipal bonds, a market in which we have considerable experience and one we know will outperform corporate bonds during periods of declining economic activity. We forecast inflation to persist for longer than market expectations and have maintained investments in Treasury Inflation-Protected Securities (TIPS). During the second quarter, we traded out of longer-dated TIPS into maturities of two years or less. We expect some weakness in MBS returns as rising interest rates will lengthen the average time to principal repayment, and the Fed's actions reducing holdings will pressure the supply-demand balance. Finally, our MBS strategy has focused on seasoned, high coupon mortgages, which typically benefit from a slowdown in prepayment activity. We currently see opportunities in non-Agency CMOs, which have cheapened substantially relative to agency MBS.



Municipal Performance Remains Weak

Municipal bond performance remains poor. Notably, the Bloomberg Municipal Bond Index has not had a rolling six-month performance as weak since 1981. Yields on tax-exempt bonds increased further during the quarter, although this continues to be a function of the overall rate environment. Tax-exempt yields rose less than yields on comparable maturity U.S. Treasuries during the quarter. Specifically, high-grade tax-exempt yields increased roughly 20-65 basis points for the quarter, while Treasury yields increased approximately 55-75 basis points in the second quarter. As a result, tax-exempt yield ratios improved slightly during the second quarter after increasing markedly in the first quarter. Credit spreads continued to grow during the quarter. While underlying municipal credit qualities remain strong, it is not unusual for spreads to widen as the likelihood of a recession increases.

Duration and Credit Quality Continue to Drive Performance

Longer duration bonds continued to underperform shorter duration bonds in the second quarter, with only the shortest bonds generating positive returns. Similarly, lower-quality bonds continued to underperform higher-quality bonds. Healthcare and housing bonds had weaker performance than other industry segments. However, they are also the two longest-duration industries in the Barclays Municipal Bond Index.

Outflow Cycle Continues, and Secondary Trading Volume Remains High

The outflow cycle in tax-exempt bond mutual funds continued and now totals 25 weeks and over $77 billion, the longest since 2013 and the largest dollar amount on record. Secondary trading volume accelerated further during the quarter due to continued redemptions, interest from cross-over buyers, and increased swap opportunities due to higher yields. Notably, we have had more bid wanted volume in the first six months of 2022 than throughout 2021 and more high volume days (>$1 billion) than in the previous three calendar years combined. Lastly, new issue volume has slowed as the year has progressed. The month of June was the lightest issuance since 2013, and both second quarter and year-to-date volume are the smallest since 2019.

Inflation Unlikely to Return to Pre-Pandemic Levels Soon

Messaging from U.S. Federal Reserve officials indicates that they are committed to price stability and that inflation has become a much more significant near-term concern than unemployment. Unfortunately, Fed policy tools are not ideal for addressing the type of inflation we are experiencing, which finds roots in supply constraints. Whether the Fed or market forces will ultimately deserve the credit, we think inflation will begin to decrease later this year. We expect that inflation will not return to pre-pandemic lows, and we will likely experience a period of structurally higher inflation due to factors such as reduced globalization and increased great power competition. We also wonder whether the Federal Reserve will be able to use the same stimulative monetary policy tools during the next recession or if higher inflation will limit their options. We expect continued rate volatility over the balance of this year. Underlying credit fundamentals remain strong, however, and absolute yield levels have become much more attractive.

Tax-Exempt Fixed Income Strategy

We continue to execute the strategy shift we discussed last quarter. We have been able to find shorter duration tax-exempts at what appears to be attractive yield levels. Similarly, where appropriate and possible, we have been selling longer maturity bonds that do not have shorter average lives and reinvesting the proceeds in similarly structured bonds with average lives meaningfully shorter than stated maturities. We also plan to continue shortening the duration in intermediate accounts as the year progresses.

Fixed Income: Other Notable Data Points

Fed May Be Approaching Peak Hawkishness

FOMC Median Fed Funds Rate Projections, Percent



Source: Federal Reserve, 6/16/22

Investors Discounting Aggressive Tightening

Pace of U.S. Monetary Tightening Cycles
Increase in Fed Funds Rate, Basis Points



Source: Federal Reserve, CME Group, 7/7/22

Treasury Curve Has Shifted Up and Flattened

U.S. Treasury Yield Curve



Source: FactSet, 6/30/22

Worst Rolling 6-Mth Index Returns in Decades

Rolling 6-Month Return, Percent



Source: Bloomberg, 6/30/22

Breakeven Inflation Rates on the Downswing



Breakeven rates are calculated by subtracting the real yield of the inflation linked maturity curve from the yield of the closest nominal Treasury maturity. The result is the implied inflation rate for the term of the stated maturity

Source: Federal Reserve Bank of St. Louis, 7/1/22

About Six Months Separate Hike and Cut Cycles

Federal Reserve Policy Rate Tightening & Easing Cycles

Hike		Cut		Cycles (Months)		
First	Last	First	Last	Hike	Btw	Cut
May-83	Jul-84	Oct-84	Aug-86	14	3	23
Jan-87	Feb-89	Jul-89	Apr-92	25	4	33
Feb-94	Feb-95	Jul-95	Nov-98	12	5	40
Jun-99	May-00	Jan-01	Jun-03	11	8	30
Jun-04	Jun-06	Sep-07	Dec-08	24	15	15
Dec-15	Dec-18	Jul-19	Mar-20	36	7	8
Average				20	7	25
Median				19	6	26

Source: Federal Reserve (FoIA Release), 6/30/22



Global Equities: Environment and Strategy

We believe diversification and an emphasis on quality stocks are appropriate within portfolios, as market volatility will likely persist against a backdrop of tightening Fed policy, decelerating corporate earnings growth, and continued geopolitical tensions. Quality, as we define it, refers to companies with visible earnings growth, strong balance sheets, free cash flow generation, and proven management teams. Notably, the broad-based correction in equity markets during the first half of 2022, driven entirely by multiple compression, has presented opportunities to dynamically upgrade holdings to improve each portfolio's overall risk-return profile.

Portfolios remain well-diversified among sectors due to the difficulty in predicting investor sentiment and economic conditions, particularly in the near term. Therefore, portfolios have exposure to secular growth sectors (e.g., technology, health care), cyclical sectors (e.g., capital goods, financials, transports, retail), and defensive areas (e.g., utilities, consumer staples). In addition to these groups, we have been adding to energy, as supply constraints, driven partly by years of underinvestment, should support a lasting period of elevated energy prices to benefit resource producers. Defense stocks are also attractive as the Russia-Ukraine conflict has raised the prospect of a sharp uptick in U.S. defense spending and an unprecedented increase in European spending over the next several years. As more clarity on the economic backdrop emerges, we will look towards more aggressive sector allocations. In the meantime, stock selection remains our investment focus.

Regardless of sector, we believe dividend-paying growth stocks have particular appeal at present. A diversified portfolio of quality, growth-oriented dividend-paying companies offers investors an opportunity to participate in a market rebound while also providing some downside protection if market fundamentals remain challenging. Dividend payout ratios remain relatively depressed, and we expect solid dividend increases in the near term even if earnings growth slows for most companies. In this regard, dividend-paying growth stocks represent a "hedge" (through earnings growth and dividends) if inflation remains elevated. Finally, we suspect that a combination of slower economic growth and higher interest rates will result in modest equity returns in the long run; dividends will be increasingly viewed as an important source of return (perhaps even greater than the 40-45 percent long-term average).

In international portfolios, we are overweight South Korea, Singapore, India, and Mexico due to better economic and earnings growth prospects. Asia ex-Japan economic growth is forecast to grow +4.7 percent in 2022, led by China and India. Latin America GDP growth is estimated at +2.2 percent in 2022, paced by Mexico. Moreover, the MSCI Emerging Markets Index is trading at a forward price-to-earnings ratio of 11.4 times, a -3 percent discount to its 10-year average, with 2022 earnings growth of +5 percent. We maintain a balanced portfolio of cyclical and growth stocks, plus consumer staples. Holdings include economic beneficiaries such as financials, e-commerce, gaming, and Covid-19 re-opening plays, in addition to technology and material stocks, which will benefit from the secular global transition to renewable energy.

We are also overweight Chinese equities. Following disastrous first quarter 2022 performance, the MSCI China Index reversed in the second quarter on stabilizing Covid cases, stimulus, and improving investor sentiment. As a result, the Index ended the first half of 2022 outperforming the MSCI World and Emerging Market indices. The rally since mid-March was led by internet names, as investors started to believe the worst of regulatory tightening is over. Post the recent re-rating, valuation is still reasonable, hovering around the historical level at less than 12 times forward PE. Along with the expected improving economy and positive policy backdrop, we are cautiously optimistic about China. However, high volatility may remain given ongoing Covid uncertainties, Fed tightening, and geopolitical tensions. We continue to like the internet names and favor buy-on-the-dip for reopening trades and carbon-neutral themed names.

Global Equities: Other Notable Data Points

Considerable Risk of Downward EPS Revisions



Source: Nordea, 6/16/22

Record Profit Margins Accentuate EPS Risk

U.S. Corporate Profit Margins



Source: Bureau of Economic Analysis, S&P Global, 6/30/22

EPS Risk Largely Reflected by PE Contraction

S&P 500 NTM PE & NTM EPS, % Change



Source: FactSet, 6/30/22

S&P 500's Forward PE Back to Historical Avg.

S&P 500 Price-to-Earnings Ratio



Source: FactSet, Shiller, 6/30/22

Equity Fund Flows Strong Despite Bear Market



Source: Deutsche Bank, 6/17/22

Liquidity Decline a Financial Market Headwind

U.S. Excess Liquidity*
Y/Y Percent



Source: U.S. Federal Reserve, Investment Company Institute, 6/30/22

NOTICE: This analysis contains the collective opinions of our analysts and portfolio managers and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice, and therefore, so may the investment decisions of Sit Investment Associates.

Sit Investment Associates

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